FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

6 October 2025

Transaction in own shares

HSBC Holdings plc ("HSBC" or the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of US$0.50 from Merrill Lynch International ("Merrill Lynch") as part of its buy-back announced on 31 July 2025.

UK Venues

Date of purchase:	6 October 2025
Number of ordinary shares of US$0.50 each purchased:	456,373
Highest price paid per share:	£10.6740
Lowest price paid per share:	£10.5520
Volume weighted average price paid per share:	£10.6058

All repurchases on the London Stock Exchange, Aquis Exchange, Cboe Europe Limited (through the BXE and CXE order books) and/or Turquoise ("UK Venues") are implemented as "on Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and as "market purchases" for the purposes of the Companies Act 2006.

Hong Kong Stock Exchange

Date of purchase:	6 October 2025
Number of ordinary shares of US$0.50 each purchased:	1,490,000
Highest price paid per share:	HK$112.0000
Lowest price paid per share:	HK$110.9000
Volume weighted average price paid per share:	HK$111.3379

All repurchases on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") are "off market" for the purposes of the Companies Act 2006 but are transactions which occur "on Exchange" for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and which constitute an "on-market share buy-back" for the purposes of the Codes on Takeovers and Mergers and Share Buy-backs.

Since the commencement of the buy-back announced on 31 July 2025, the Company has repurchased 168,967,150 ordinary shares for a total consideration of approximately US$2,220.8m.

Following the cancellation of the shares repurchased on the UK Venues, the Company's issued ordinary share capital will consist of 17,251,351,238 ordinary shares with voting rights. There are no ordinary shares held in treasury. Cancellation of the shares repurchased on the Hong Kong Stock Exchange takes longer than those repurchased on the UK Venues and a further announcement of total voting rights will be made once those shares have been cancelled.

The above figure of 17,251,351,238 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended), a full breakdown of the individual trades made by Merrill Lynch on behalf of the Company is available via the link below.

http://www.rns-pdf.londonstockexchange.com/rns/2658C_1-2025-10-6.pdf

This announcement will also be available on HSBC's website at www.hsbc.com/sea

Enquiries to:

Lee Davis
Group Governance
shareholderquestions@hsbc.com
+44 (0)20 7991 8888

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 06 October 2025